Exhibit F

CDC IV, LLC
47 Hulfish Street, Suite 310
Princeton, New Jersey 08542

August 21, 2006

Via Email and Facsimile

The Board of Directors

BioDelivery Sciences International, Inc.

2501 Aerial Center Parkway, Suite 205

Morrisville, NC 27560

Dear Members of the Board of Directors:

We are writing to you on behalf of CDC IV LLC, which is the beneficial owner of 26.1% of the currently outstanding shares of BioDelivery Sciences International, Inc. (“BDSI” or the “Company”). Over the past several months we have expressed to your management team and your Chairman our increasing level of concern related to the Company’s execution of development activities and its financial strategy. We have now reached a point where we are convinced, based on the factors outlined below, that the management and the Board are not fulfilling their fiduciary obligation to act in the best interests of the Company’s shareholders and that unless an immediate and significant change is made in the management of the Company, BDSI faces significantly increased operating and financial risk.

We have communicated our concerns to you several times. On June 14, 2006, representatives of Elliott Associates met with BDSI’s Chairman, Dr. Francis E. O’Donnell, and brought to his attention several urgent matters. After acknowledging our concerns, Dr. O’Donnell encouraged us to use our resources to identify new management for BDSI.

Over the subsequent weeks we became increasingly alarmed by the Company’s activities and on July 14 we wrote an urgent letter to the Board requesting attention to various matters. On August 9, we met again with Dr. O’Donnell, accompanied by certain of our consultants. In this meeting we presented our grave concerns regarding senior management’s operating and financial strategy. As Dr. O’Donnell had requested, we also introduced a potential CEO candidate who we believe would be far better suited to manage the Company’s activities. During this discussion, Dr. O’Donnell also requested that we provide a financing proposal to address the Company’s imminent shortage of funds. On August 15, we submitted such a proposal, a condition of which was that BDSI’s Board replace the Company’s CEO. On August 18, we were informed by Dr. O’Donnell that our term sheet was rejected and that our request for a Board meeting to present our concerns was denied.

While we have been growing increasingly concerned about our investment and the Company’s future, the Board has taken no action. Exacerbating these concerns is the fact that the Company is rapidly running out of cash. As of June 30 the Company’s cash balance was $5.2 million. Based on the Company’s historical overhead and cash burn rate, it is clear that the Company is either rapidly approaching, or has reached, the zone of insolvency. In the face of this crisis, rather than conserve cash, management appears to be spending precious time and cash on non-core activities. As demonstrated by the numerous press releases issued by the Company, BDSI is continuing to invest resources on programs that appear to be peripheral to the advancement of the Company’s lead program. It is our firm belief, which we have emphatically and repeatedly stated to management and Dr. O’Donnell, that the only opportunity to raise further capital on attractive terms to the current shareholders would be based on successful results from the BEMA™ Fentanyl program. Every dollar of cash wasted prior to achieving these results would result in the requirement to raise further funds to reach these results on excessively dilutive terms. We find this particularly distressing because we believe that BEMA™ Fentanyl is a very attractive asset with both a relatively low risk profile and the capacity to provide significant and concrete financial value to shareholders in the very near term. Success in this program would result in either liquidity from a partnering transaction or the ability to raise public equity capital at a significantly higher stock price.

Based on these facts, we can only conclude that management and the Board are recklessly spending the Company’s limited remaining financial resources and that management is indifferent to the significant dilution which will be suffered by existing shareholders in the event of a financing of the Company prior to the achievement of significant results in the BEMA™ Fentanyl program.

To address this financial crisis we expect that BDSI will draw down on the remainder of its $2.55 million committed equity line with Hopkins Capital Group, as these shares convert at $4.25, a significant premium to today’s stock price. Given the relatively attractive terms of this commitment, the Board of BDSI has a clear fiduciary obligation to use this capital before engaging in a more costly and dilutive financing transaction. Nevertheless, it is unclear that even with these funds, BDSI will be sufficiently funded to achieve meaningful results from its fentanyl program.

We believe we have been constructive and helpful in working with management in the development of BEMA™ Fentanyl in accordance with the Clinical Development and License Agreement (dated July 15, 2005 and amended May 16, 2006). We remind the board that we have significant contractual rights in this agreement that relate to our control over the execution of the BEMA™ Fentanyl program which to date have not been fully and correctly observed by management. The Board should be aware that we fully intend to exercise and protect these rights.

As outlined above, we are extremely concerned about the Company’s current situation and we believe that all shareholders of BDSI would be far better served with new senior management. We regret the medium and manner in which we have been forced to bring this discourse, however, we can no longer stand idly by as our promising investment is irreversibly bungled. As we have always been, we continue to be available to discuss with the management and the Board the most effective ways to move forward.

On behalf of CDC IV,

/s/ David R. Ramsay David R. Ramsay On behalf of CDC Operating LLC, managing member of CDC IV LLC	/s/ Jesse A. Cohn Jesse A. Cohn On behalf of Elliott Associates